Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated April 6, 2021)	Registration No. 333-252082

Up to 186,636,064 Shares of Common Stock

Up to 24,353,356 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 1,842,106 Warrants

This prospectus supplement updates and supplements the prospectus dated April 6, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-252082). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 22, 2021 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 24,353,356 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 1,842,106 shares of Common Stock that are issuable upon the exercise of 1,842,106 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Hennessy Capital Acquisition Corp. IV (“HCAC”) by the holders thereof and (ii) up to 22,511,250 shares of Common Stock that are issuable upon the exercise of 22,511,250 warrants (the “Public Warrants”) originally issued in the initial public offering of HCAC by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus of (i) up to 186,636,064 shares of Common Stock (including up to 1,842,106 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants and up to 11,428,482 shares of Common Stock issuable as Earnout Shares (as defined in the Prospectus)) and (ii) up to 1,842,106 Private Placement Warrants.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Public Warrants are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbols “GOEV” and “GOEVW,” respectively. On April 21, 2021, the closing price of our Common Stock was $8.61 and the closing price for our Public Warrants was $2.01.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 22, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): April 18, 2021

CANOO INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38824	82-1476189
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

19951 Mariner Avenue, Torrance, California 90503

(Address of principal executive offices) (Zip Code)

(424) 271-2144

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	GOEV	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of Common stock at an exercise price of $11.50 per share	GOEVW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Chief Executive Officer

On April 22, 2021, Canoo Inc. (the “Company”) announced the appointment of Tony Aquila as its Chief Executive Officer. Mr. Aquila will also continue to serve as Executive Chairman of the Board of Directors (the “Board”). Mr. Aquila succeeds Ulrich Kranz, who resigned on April 18, 2021 and will remain with the Company through April 30, 2021.

Mr. Aquila, age 56, has served as the Executive Chairman of the Board since December 2020, and prior to this, served as Executive Chairman of Canoo Holdings Ltd. from October 2020 to December 2020. In June 2019, Mr. Aquila founded AFV Partners LLC, an affirmative low-leverage capital vehicle that invests in long-term mission critical software, data and technology businesses and serves as its Chairman and Chief Executive Officer since its founding. In 2005, Mr. Aquila founded Solera Holdings Inc., and led it as Chairman and Chief Executive Officer to an initial public offering in 2007. Mr. Aquila currently serves as the Chairman for Aircraft Performance Group, LLC, a global provider of mission critical flight operations software, since January 2020; RocketRoute Limited, global aviation services company, since March 2020; and APG Avionics LLC, an aviation data and software company for the general aviation market, since September 2020. From November 2018 to July 2020, Mr. Aquila served as the Global Chairman of Sportradar Group, a sports data and content company.

Compensatory Arrangements

In connection with his appointment as Chief Executive Officer, the Board granted Mr. Aquila 2 million performance-based restricted stock units (“PSUs”) that vest upon the satisfaction of a combination of performance- and time-based conditions. The PSUs will vest based on performance in one-third increments upon the achievement of each of the following price hurdles during the five-year period beginning October 19, 2020: (i) the stock price equals or exceeds two times the greater of (a) the stock price on the grant date or (b) $10, (ii) the stock price equals or exceeds two and one-half times the greater of (a) the stock price on the grant date or (b) $10; and (iii) the stock price equals or exceeds three times the greater of (a) the stock price on the grant date or (b) $10. In addition, the PSUs will vest based on time upon the completion of three years of continuous service beginning on October 19, 2020, subject to specified qualifying termination and change of control protections.

Mr. Aquila will not receive additional cash compensation in connection with his new role. The Company and Mr. Aquila are finalizing the terms of the equity awards that will be granted to him in connection with his appointment as Executive Chairman of the Board.

Related Party Transactions

In August 2020, in connection with the entry into the Merger Agreement relating to the Company’s business combination with Hennessy Capital Acquisition Corp. IV (“HCAC”), HCAC entered into a subscription agreement with AFV Partners SPV-4 LLC, an entity controlled by AFV Partners LLC, which was founded by Mr. Aquila and where he serves as Chairman and Chief Executive Officer, for the purchase of shares of HCAC Class A common stock for an aggregate purchase price of $35.0 million. At closing of the business combination, such shares converted into shares of common stock of the Company.

Mr. Aquila, through an entity owned and controlled by him, owns a personal aircraft, which he uses for business travel. The Company reimburses Mr. Aquila for certain costs and third-party payments associated with the use of his personal aircraft for Company-related business travel, excluding certain incidental fees and expenses. The Company incurred approximately $0.5 million for such reimbursements for the year ended December 31, 2020.

In March 2021, Canoo Technologies Inc., an indirect wholly owned subsidiary of the Company (“Canoo Technologies”), entered into a lease for an office facility in Justin, Texas with 11520 HWY 114 LLC, an entity owned by Mr. Aquila. The lease term is five years, commencing on January 1, 2021. The lease has a monthly base rent of $21,875 and contains a 3% per annum escalation clause which updates on January 1st of each year. Canoo Technologies is also required to pay a portion of the property taxes and certain recurring expenses on the leased space. The lease contains the option to extend the term of the lease for one additional five-year period.

The Company is not aware of any other related transactions or relationships between Mr. Aquila and the Company that would require disclosure under Item 404(a) of Regulation S-K.

Family Relationships; Arrangements or Understandings

Mr. Aquila does not have any family relationships with any director, executive officer or person nominated or chosen by the Company to become a director or executive officer of the Company. There are no arrangements or understandings between Mr. Aquila and any other person pursuant to which Mr. Aquila was selected as an officer of the Company.

General Counsel, Secretary, In Charge of Legal & Government Affairs

On April 20, 2021, Andrew Wolstan, a named executive officer, resigned from his position as General Counsel, Secretary, In Charge of Legal & Government Affairs, and on April 21, 2021, the Board appointed Mr. Hector Ruiz (previously Vice President, Global Strategy, Tax Counsel and Treasury) as General Counsel and Corporate Secretary to replace Mr. Wolstan.

Item 7.01	Regulation FD Disclosure.

On April 22, 2021, the Company issued a press release announcing, among other things, Mr. Aquila’s appointment to the added role of Chief Executive Officer. A copy of the press release is furnished here as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01	Other Events

Concurrently with Mr. Aquila’s appointment as Chief Executive Officer, the Board designated Mr. Thomas Dattilo, one of the Company’s current directors, as lead independent director.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press release dated April 22, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 22, 2021	CANOO INC.

	By:	/s/ Renato Giger
	Name:	Renato Giger
	Title:	Senior Vice President, Interim Chief Financial Officer

Exhibit 99.1

Executive Chairman Tony Aquila Also Named CEO of Canoo to Lead Next Phase of Company’s Growth

●	Unveils Strategy Focused on Bringing EVs to the Masses
●	Hector Ruiz Appointed General Counsel

Los Angeles, CA – April 22, 2021 – Canoo (Nasdaq: GOEV) ("Canoo" or the "Company"), today announced the appointment of Tony Aquila, its Executive Chairman and one of the Company’s largest investors, to the added role of Chief Executive Officer. In this position, Mr. Aquila will lead the Company in its focused strategy of bringing the Company’s best-in-class electric vehicles (EVs) to the masses.

Canoo is a Los Angeles-based mobility technology company developing breakthrough, purpose-built EVs with a proprietary and highly versatile multi-purpose platform architecture. Along with Mr. Aquila’s appointment as CEO, the Company announced the opening of executive offices in Dallas. California will remain the home of the Company’s concept development, including design and engineering.

Mr. Aquila succeeds Ulrich Kranz, who has resigned effective April 30, 2021. Mr. Aquila has told the Board that he will forego any additional cash compensation and instead – since he so believes in the future of the Company – take the added compensation in Canoo stock. Mr. Aquila, through a controlled investment vehicle, invested in Canoo in August and December 2020.

Separately, the Company has appointed Hector Ruiz as General Counsel. Mr. Ruiz succeeds Andrew Wolstan, who resigned effective April 30, 2021. Mr. Ruiz was promoted following his successful tenure as Vice President Global Strategy, Tax Counsel, and Treasury.

“The entire Board is pleased and excited that someone with Tony’s background, track record and vision has agreed to lead the Company,” said Thomas Dattilo, a member of the Board of Directors and Chairperson of the Nominating and Corporate Governance Committee. “I’ve seen first-hand what Tony can accomplish. We are confident the Company will benefit from Tony’s extensive experience in creating and leading high growth companies, both private and public, as we enter this critical stage in our growth.”

“Tony has a proven commitment and vision for deploying electric vehicle technology for the benefit of working Americans. His passion for Canoo’s multi-purpose platform being deployed to increase jobs and worker productivity, as demonstrated by the fully electric pickup truck, can be a game-changer benefitting the environment and the American economy,” said Director Ambassador Josette Sheeran, a member of the Company’s Compensation Committee and Nominating and Corporate Governance Committee. “I am fortunate to have already been working with the Company when Tony arrived and have witnessed his dynamic leadership and clear vision for how best to ensure Canoo works in partnership with America’s most brilliant engineers and software technologists for a long and prosperous future.”

Mr. Aquila joined the Canoo board as Executive Chairman on December 21, 2020. He was previously elected chairman on October 19, 2020.

“In looking at any company, I start with the product and people first,” Mr. Aquila said. “In fact, I invested in Canoo because of the technology associated with the multi-purpose platform, their engineering team and the market opportunity the Company has to bring EVs to everyone. I see tremendous upside in this Company. We are focused on aligning the business to best meet the greatest market demand.”

Mr. Aquila said that shortly after taking on the role of Executive Chairman, he began working with a team of internal and external experts to do a comprehensive analysis to determine how to best optimize Canoo’s growth opportunities and maximize its shareholder value.

“This deep dive showed, as I suspected, that the product is this Company’s future,” he said.

Mr. Aquila has guided the improvement in the design and development of the Company’s fully electric pickup truck and believes the vehicle will play a significant role in the Company’s growth. The production version of the pickup truck will open for preorders in Q2 2021, with deliveries beginning as early as 2023.

As previously announced, the pickup truck is the third vehicle that will be based on the Company’s proprietary multi-purpose platform architecture, enabling the accelerated development timeline. Canoo’s EV platform functionally integrates all the critical components of an electric powertrain to be as flat and efficient as possible. Traditional EV platforms have power units, shock towers and mechanical steering columns that protrude into the vehicle and take up space. By incorporating steer-by-wire and other space-saving technologies, Canoo’s thin platform, with no need for an engine compartment, allows the Company to offer a flatbed size comparable to America’s best-selling pickup truck on a smaller footprint. This makes the vehicle easier to maneuver and more convenient to drive and park in any terrain.

“It was exciting to see the market response when we introduced the truck, with the most impressions we’ve ever received to date, more than 4.5 billion. People are genuinely excited and so are we,” Mr. Aquila said. “We are incredibly proud of what we have created and are confident this truck will set the standard for all EVs.”

Mr. Aquila said the Company has added to its Board and C-Suite and expects to complete the build out of the executive team over the next several quarters.

As part of the new strategic plan developed following the analysis by internal and external experts, the Company is shifting manufacturing into two phases, Mr. Aquila said.

“In phase 1, as previously announced, we will use contract manufacturing to launch production of the MPP1 LV derivative. We will announce the selection of our partners shortly. In phase 2, we will move forward on our mega micro-factory where we will build our MPP1 and certain high-volume derivatives. We are in advanced discussions with a number of governors and their teams about the location and believe this move will result in the creation of approximately 2,000 good paying jobs.”

The Company will soon narrow down this selection to a final group of states, Mr. Aquila said.

“We have brought in an experienced world-class team who have negotiated billions of dollars in incentives for high-tech companies, including automotive manufacturing,” he said. “We sought proposals focused on the areas of geography, labor force, educational systems, supportive infrastructure and the desire to build out an EV infrastructure in their states.”

The Company’s strategy will be focused on protecting and maximizing the value of its intellectual property, Mr. Aquila said.

“Due to the expansion of our derivatives and the best return on capital, and following the comprehensive analysis by internal and external experts to maximize shareholder value, it was decided by our Board to deemphasize the originally stated contract engineering services line,” he said. “In addition to protecting our IP, this will further accelerate the creation of IP and the launch of our derivatives, which in turn will enhance our opportunity for the highest return on capital.

“Once this is complete, it will allow us to commercialize the three vehicles we have announced: our pickup truck, our multi-purpose delivery vehicle or MPDV1 and our lifestyle vehicle. All of which sit on our multi-purpose platform, which we call MPP.”

Mr. Aquila believes the value proposition of the Company’s EVs is already significant and will play an important role in consumer selection.

“We don't have to wait for EV technology to become economic for consumers,” Mr. Aquila said. “It already is, which is why our business model and our design is made for the delivery and tradespeople who rely on their vehicles for work – the people who build America. These people are putting on significant daily mileage, which makes the total cost of ownership of an electric vehicle favorable, compared to an internal combustion (ICE) vehicle. In fact, the average commercial vehicle travels 23,000 miles per year. According to our estimates after 9,000 miles of driving, an EV breaks even compared to an ICE vehicle on a Total Cost of Ownership, or TCO, basis.

“Notably, there are 123 million commercial and mobility working people vehicles on the road today that would benefit economically by switching to an EV. Given the imperative to reduce greenhouse gas emissions and the need to lower per mile cost of delivery, it is clear that the EV market opportunity is huge,” he said. “It is not surprising that OEMs, EV players and others such as technology companies are positioning themselves to compete in the massive shift to EVs.

“We are building a Company focused on democratizing access by providing EVs to the masses, not the elite,” Mr. Aquila continued. “I am pleased that we remain on track for a 2022 launch and have developed a product with 35% fewer parts, one that is completely harmonized and repairable, creating an asset that will create the highest residual values.”

In June 2019, Mr. Aquila founded AFV Partners, an affirmative low-leverage capital vehicle that invests in long-term mission critical software, data and technology businesses and has served as its Chairman and CEO since its founding. In 2005, Mr. Aquila founded Solera Holdings Inc., and led it as Chairman and CEO to a $1 billion initial public offering in 2007, and in the following years sourced and executed over 50 acquisitions significantly expanding Solera’s total addressable market. Mr. Aquila oversaw Solera’s $6.5 billion transaction from a public-to-private business in 2016. During his tenure, Mr. Aquila established Solera as a global technology company that provides software and data to global insurance companies, global OEMs and maintenance, repair and overhaul networks.

“It was a great pleasure and experience for me to help start this Company in 2017 and see it grow,” Mr. Kranz said. “A successful startup is only possible with a dedicated, motivated and professional team like the one we have at Canoo.

“As the Company is now publicly listed with a great new leadership team in place, now is the time for me to move on. I wish the Company great success.”

About Canoo
Canoo is a Los Angeles-based company that has developed breakthrough electric vehicles that are reinventing the automotive landscape with bold innovations and pioneering technologies. Distinguished by its experienced team – totaling over 400 employees from leading technology and automotive companies – Canoo has designed a modular electric platform purpose-built to deliver maximum vehicle interior space and adaptable to support a wide range of vehicle applications for consumers and businesses.

For more information, please visit www.canoo.com.

Or

Contact:

Sitrick And Company

Mike Sitrick

mike_sitrick@sitrick.com

(310) 432-4150

Tom Becker

tom_becker@sitrick.com

(646) 335-5188

For Canoo press materials, including photos, please visit press.canoo.com.
For investors, please visit investors.canoo.com.